APPENDIX B: COMPANY OFFERING

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# LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

### Amount Raised ?

# $0

**Days Left** ?  90   **Investors**   0





 www.lifeblink.com

 Philadelphia, PA

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**PITCH**  **TEAM**  **DOCUMENTS**  **QUESTIONS**  **FUNDRAISING**  **COMMENTS**  ›

## OVERVIEW



Approximately 200 years ago a magical device was created. It could capture real-life images and preserve them on paper. This amazing technology was the early invention of the camera. For the next 150 years, owning a camera was extremely rare, even having your photo taken was consider a luxury. Due to the cost, photographs were taken infrequently and reserved for only important occasions. Owning a camera was so exclusive, that there are only two known photos ever taken of Abraham Lincoln during his famous Gettysburg Address.



## Lifeblink will serve as the personal historical archives for mankind.

Now fast forward to present day. Because of the advances of technology, the camera is now built into almost every electronic device. It is put into every phone, every tablet and every laptop. There are more people using cameras today than that of the human population 100 years ago. Taking a photo has become trivial and meaningless. Hundreds of millions of photos are now taken everyday: selfies for Instagram, funny faces for Snapchat, Starbucks drinks for Facebook, and even parking spaces to remind you where you parked at the airport.

But this doesn t mean important moments are not being captured. They still are, but those important memories are being buried and lost amongst a sea of photos that will eventually be forgotten or deleted. That s why we created Lifeblink. Lifeblink is a free platform that allows users to capture, organize and preserve important moments for family, friends and future generations. Lifeblink is the best solution to saving your memories and preserving your family history.

## THE PROBLEM



No platform exists for documenting a person's legacy and preserving their family history. Social networks are conversational and not historical, so important memories are buried amongst a bunch of meaningless posts, making them impossible to find. Mass storage platforms are missing many important social features, charge storage fees, and important photos are extremely difficult to search. Historical websites are focused on connecting with the past lives and are not concerned with documenting the living.

**We are creating a new industry called "Personal History". It utilizes the best features from social media and mass photo storage platforms to document life.**



## THE SOLUTION



Lifeblink is a free platform that allows users to easily import photos from their computer or capture memorable moments directly from our phone app. Moments are chronologically organized and categorized, making it extremely easily to find and share. Lives can be created and managed for kids or for deceased family members. Our proprietary software automatically builds a person's family tree and connects them to their ancestors and decedents. Some people even refer to Lifeblink as the Ancestry.com for the living.

**We like to think of Lifeblink as the modern version of Wikipedia, but our content is chronological organized, photo driven, and first person curated.**


lifeblink
Dave Girgenti
Edit
Top 5 Memories
Memory Calendar
1
May 16, 2009
Edit Top 5
Dave Girgenti
Switch Lives
Create a Life
Top 5 Memories
Memory Calendar
1
May 16, 2009
Glassboro, NJ
2
December 10, 2011
Los Angeles, CA

## THE COMPETITION

Although there are many mass storage solutions and large social networks, Lifeblink is not directly competing with them. Lifeblink is in the niche memory preservation market, which works with these larger platforms. There are a few minor players such as Timehop, which shows you a memory from a year ago, but that is not the core functionality of Lifeblink. There currently is no leader in the "Personal History" space. Why? People are settling with platforms like Facebook and Instagram as a poor solution to their real needs. Another words, "**People don't know what they want until you show it to them." -Steve Jobs.** Lifeblink is about to revolutionize how people s lives are remembered. Scrolling through one s Facebook feed through hundreds of meaningless posts just to try to figure out when they got married will be a thing of the past.

# Competition


SOCIAL NETWORKS
CURRATED INFORMATION
FREE
WIKIPEDIA
The Free Encyclopedia
IMDb
CONVERSATIONAL
HISTORICAL
iCloud
flickr
Dropbox
ancestry.com
FEE
IMAGE STORAGE
ARCHIVAL INFORMATION

## THE DIFFERENTIATORS



Lifeblink has created a set of unique features that will be a benefit to our users and separate our product from our competition.

- **Family Tree Intelligence:** Lifeblink's proprietary software automatically connects family members, ancestors and decedents.
- **Life Transfer:** We allow users to create lives for others, which can be easily transferred. A mother can create a life for her children, capture their milestones, and then transfer that life to the children when they are at a mature age to manage it.
- **Forced Categorization:** All moments are categorized. This helps to enforce the quality content levels of the site and allows us to track "big data" for advertising purposes. Force categorization allows people to search specific items for historical purposes. As an example, a search for "wedding" will allow a user to see all public wedding photos as well as specific breakdowns of just their family and friends wedding photos.
- **Blink Copy:** We make it easy to copy a moment from another person's profile to your account. This allows users to easily share images without having to ask people to text or email the photo.
- **Top 5:** User profiles showcase a person's 5 most memorable moments. Once 5 moments have been added to a life, it unlocks the Blink Calendar feature.
- **Life Groups:** Allows us to organize lives together with specific historical connections. As an example, we have created a Life Group for the victims of the Orlando Nightclub shooting. Life Groups can be used for sport teams, schools or even funeral homes. Life Groups will eventually be a paid service and revenue stream for Lifeblink.


Search
lifeblink
Log In
Sign Up
"My Wedding (You)" Search
Tracy Morgan
August 23, 2015
Finally married Megan Wollover. Best day ever.
Ashton Kut...
July 4, 2015
Married to actress, Mila Kunis.
Mila Kunis
July 4, 2015
Married Ashton Kutcher.
Robert Con...
March 22, 2015
Best Day of my Life! Married my best friend!
Elton John
December 21, 2014
Formally converted the 2005 civil partnership to David Furnish to a
Angelina Jolie
August 23, 2014
Married Brad Pitt
Adam Levine
July 19, 2014
Married the beautiful Behati Prinsloo.
Ginger Zee
June 7, 2014
Married soulmate, Ben!

# THE MARKET



Unlike every startup company who claims their target market is the 7.2 billion people on planet, we decided that is not the correct goal for Lifeblink. Lifeblink s goal is to capture the lives of the 110 billion people who have ever lived along with everyone who will ever be born. At least that is our master plan.

Obviously we need to base our goals in reality... the actual reachable market for a social platform like ours is 3.5 billion people. But to set realistic goals with an achievable go-to market strategy, Lifeblink is focused on the 4 million American women who give birth every year. Moms put a high priority on documenting their children's milestones, saving family memories, and preserving family history. This market controls $2.1 trillion in spending power and are extremely active on social media. The best part is... we know how to find them! Not only are there established mom-centric websites with millions of monthly users, there are also millions of mommy bloggers on social networking platforms with millions and millions of followers.

# Market

## It's human nature to preserve personal memories and document family history.



**REACHABLE MARKET**
Internet Users
**3.5 Billion**

**TARGET MARKET**
Women in the U.S. Ages 21-44
**98M**

**GO-TO-MARKET**
Women Giving Birth Per Year
**4M**

Lifeblink has also identified 5 other strong target markets:

1. Celebrities. No one leads a more interesting life than a celebrity and Lifeblink is perfect for documenting it. So much so, that we created a separate website for our Lifeblink Documentation Services. Not to mention, celebrities have devote followers who would love to learn everything about them.

2. Travel Enthusiast. Traveling is one of the great accomplishments that a human can achieve. For most, it may be just remembering a family vacation, but for many it is a bucket list of places to see and things to do.

3. Business Movers & Shakers. Professionals are proud of their achievements, whether that is winning an industry award or speaking at an event. Up until now, the only place to see those buried achievements, were to scroll to the bottom of a persons LinkedIn page and to look under accomplishments.

4. Funeral Home. If we are going to focus on newborns, we also need to focus on the other end of the spectrum. Lifeblink is where a persons legacy will reside. Our goal is to partner with funeral homes and manage the memorial pages for them.

5. Family Historians. Every family has the one responsible relative who keeps the family tree alive. They usually have boxes of deteriorating photos in their attic of the entire family history. Lifeblink is an easy solution for preserving and sharing those photos.



# Go-To-Market

High priority on capturing
a child's milestones

Strong interest in family history

95% are frequent internet users

A reach of 35 million
American households

Control of $2.1 trillion
in spending power

Source: eMarketer



# User Acquisition
## Advertising & Partnerships

| | |
|---|---|
| LittleThings.com | **38M** |
| babycenter. | **17M** |
| cafemom | **4M** |
| MODERNmom | **1.3M** |



2015 Monthly Visitors in Millions

## THE REVENUE MODEL

Lifeblink generates revenue through advertising. Our users create an endless stream of content and because of our focus on important moments, our user content is higher quality and will produce a stronger value for advertisers. Knowing when someone is graduating from college, having a baby, or getting married is a lot more important than posting a quote or sharing a cat video.

In addition, we plan on charging a fee for a premium version of the platform in the future. Users will pay a yearly fee to get features such as:

1. White Boarded Site
2. Embedding Codes for Content
3. Personal Lifegroup Creation
4. Video Storage
5. AdSense Revenue Sharing

# Business Model

## Advertising Revenue

# 8M
Monthly Uniques



# $30M
Per Year by Year 5

Source: Business Insider - Cafemom

## Fee Revenue

# $10
User Pay Per Year

No Profile Ads
Video Upload
Embedding Code
Additional Features
Revenue Share



## USE OF FUNDS

Currently, $70,000 has been invested into Lifeblink to support technology development and corporate diligence. The website (www.lifeblink.com) is fully functional but still needs SEO work to help generate more exposure to the site. The iOS mobile App (Apple) is 90% complete but still needs a few feature upgrades. The Android App development will begin after the completion of the iOS mobile App and the funding round. Lifebilnk will use 25% of the funds raised for it s marketing campaign. The remaining use of the funds will go to operational cost such as: legal and accounting fees, server cost, and operational software.

Reaching our funding goal will help us complete our product and grow our user base.

# Use of Funds



- 🔵 Web Development
- 🟢 iOS Development
- 🟡 Android Development
- 🟠 Operations
- 🔴 Marketing

mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndef n te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

# FLASHFUNDERS

- Sign In
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- Browse Startups
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- FAQ

# LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

### Amount Raised ?

## $0

Days Left ? 90 Investors 0





 www.lifeblink.com

⌁ Philadelphia, PA

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# THE FOUNDING TEAM





## Dave Giregnti
### Founder/CEO

Dave Girgenti is the creative visionary behind Lifeblink and oversees all the daily operations and directly drives the technology product. Dave launched the Hero Network in 2007, one of the first crowdfunding websites. Dave raised $2.5 million in investments which has helped over 200,000 people raise money online. In addition, Dave is Founder of the Wish Upon A Hero Foundation, a wish granting non-profit, and has...

Expand Bio >



## Curt Zweier
### CTO

Curt is a veteran of two software based startups: Octopus Technologies and Ripple Technologies. At Octopus, Curt was involved in creating one of the world's first Microsoft Windows File System Filter Drivers and in this venture, his team acquired 15 US patents. Octopus was eventually purchased by Legato, and Legato by EMC Corp. At Ripple, Curt was employee #6 and became CTO within 2 years. Ripple grew to a staff...

Expand Bio >





## Ryan Rendfrey
### Business Development

Ryan Rendfrey is the Director of Business Development for the Hero Network, the world s largest social helping network. He is also the Hero Club Chair for the WUAHF. Ryan has a tremendous passion for giving back and making a difference in the lives of others. Over the last several years he s ridden a stationary spinning bike two times for 24 hours, raising tens of thousands of dollars for cancer prevention. Ryan s...

Expand Bio >

# INVESTORS & ADVISORS



in

## Kevin Goldstein

Advisory

Contract advisor with an extensive background in aerospace engineering and intellectual property, offering a unique combination of expertise and experience, enabling clients to effectively develop and market products, services, systems and technologies.

I started early in my career as an aerospace engineer working for the United States Department of Defense (Naval Air Development Center). I transitioned to working...

Expand Bio ❯

# FLASHFUNDERS

- Sign In
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# LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised [?]

## $0

Days Left [?]    90    Investors    0





 www.lifeblink.com

🡥 Philadelphia, PA

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PITCH    TEAM    **DOCUMENTS**    QUESTIONS    FUNDRAISING    COMMENTS

# REG CF DOCUMENTS [?]

Term Sheet

View

Flash CF Preferred Stock Subscription Agreement

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Investors Rights Agreement

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Investor Acknowledgment

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Amended and Restated Certificate of Incorporation

View

# REG D DOCUMENTS [?]

## Term Sheet

[View](#)

## FlashSeed Preferred Stock Subscription Agreement

[View](#)

## Investors  Rights Agreement

[View](#)

## Investor Acknowledgment

[View](#)

# FLASH FUNDERS

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# LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

### Amount Raised  ?

## $0

Days Left  ?   90    Investors   0







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# FUNDRAISING DETAILS

## Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
Flash CF Preferred Stock

Shares Offered
100,000

Offering Min
$50,000

Offering Max
$100,000

## Reg D Offering Summary

| | |
|---|---|
| **Amount Raised** | **Investors** |
| $0.00 | 0 |
| **Security Type** | **Shares Offered** |
| FlashSeed Preferred | 1,000,000 |
| **Offering Min** ? | **Offering Max** ? |
| N/A | $1,000,000 |

## Additional Details

| | |
|---|---|
| **Pre-Money Valuation** | **Max Equity Offered** ? |
| $2,500,000 | 30.56% |
| **Price Per Share** | **Option Pool** ? |
| $1.00 | N/A |

# FLASHFUNDERS

- Sign In
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- Browse Startups
- Raise Capital
- Investors
- FAQ

# LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised ?

## $0

Days Left ? 90 Investors 0





 www.lifeblink.com

◤ Philadelphia, PA

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PITCH　　TEAM　　DOCUMENTS　　**QUESTIONS**　　FUNDRAISING　　COMMENTS　　

## COMMONLY ASKED QUESTIONS

//

### How much money has been invested so far.

The founders have invested $70,000.

//

### Are you concerned with large social networks competing with you.

No. Social networks are conversational in nature. We are focusing on preserving the history of mankind. They would never risk the chance to change their platform to emulate ours.

//

### Do you think a larger network will have interest in purchasing Lifeblink?

Our goal is to make a product that people love. If enough people love it, we expect that one of the larger social networks will make an offer to acquire our technology. The most likely suitor would probably be Ancestry.com.

---

---

# FLASHFUNDERS

- Sign In
- Join
- Browse Startups
- Raise Capital
- Investors
- FAQ

# LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

### Amount Raised <sup>?</sup>

## $0

**Days Left** <sup>?</sup>  90   **Investors**  0





 www.lifeblink.com

 Philadelphia, PA



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PITCH    TEAM    DOCUMENTS    QUESTIONS    FUNDRAISING    **COMMENTS**    ›

## COMMENTS

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mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te